EXHIBIT (a)(1)(iii)

Form of Eligible Option Information Sheet

Employee Name:

This Eligible Option Information Sheet lists all of your Eligible Options. If you wish to participate in the Offer, you must exchange all of your Eligible Options. Partial exchanges of less than all of your Eligible Options are not permitted. To exchange your Eligible Options, you must properly complete, sign and submit your Election Form no later than 12:00 midnight, EST on September 9, 2010. If Midas, Inc. does not receive your signed Election Form prior to 12:00 midnight, EST on September 9, 2010, you will be deemed to have elected not to participate in the Offer. You may change your election as often as you wish until 12:00 midnight, EST on September 9, 2010, at which time your option election, if any, in effect at that time will become irrevocable, unless the Offer is extended by Midas, Inc. in its sole discretion.

Options Eligible for Exchange

Plan Under which Eligible Option was Granted	Option Grant Date	Exercise Price (per share)	Number of Options Vested/ Options Eligible for Exchange (as of August 12, 2010) (1)	Hypothetical Examples of the Number of Replacement Options that May Be Granted at Various Assumed Exercise Prices of: (2)
				US$6.00	US$	7.50	US$	9.00	US$	10.50	US$	12.00

(1)	Only options granted under the Amended and Restated Midas, Inc. Stock Incentive Plan and the Amended and Restated Midas, Inc. Treasury Stock Plan between 2004 and 2008 with an exercise price ranging from $15.22 to $23.99 will be eligible for exchange. This Eligible Option Information Sheet lists only your options granted between 2004 and 2008 with exercise prices ranging from $15.22 to $23.99. If you elect to participate in the Offer, you must exchange all of your Eligible Options. If you would like to review all of the options granted to you by Midas, please contact Mike Kunstman at:

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

Phone: (630) 438-3055

Facsimile: (630) 438-3055

Email: mkunstman@midas.com

In addition, you may access your account on the Merrill Lynch website at www.benefits.ml.com. To access the Merrill Lynch website you will need your User ID and Password.

(2)	The number of Replacement Options shown in the table are hypothetical examples only and are based on assumptions made as of the date hereof. The actual number of Replacement Options granted in exchange for tendered Eligible Options will be determined based upon the New York Stock Exchange closing price of our common stock on the date of exchange. The Replacement Options granted will be rounded to the nearest whole number. Adjustments to any of the assumptions, such as a change in the volatility of our stock, used to calculate the information in the above table will result in a change to the number of Replacement Options that may be granted under the Offer. As a result, the number of Replacement Options set forth in the table may not represent the actual number of Replacement Options that you would receive in the Offer.

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